Exhibit 99.2

3D Printing Pioneer Materialise Appoints Brigitte de Vet-Veithen as New CEO

Fried Vancraen, Co-founder and CEO, to become Chairman of the Board

LEUVEN, Belgium, October 26, 2023 — Materialise NV (NASDAQ:MTLS), a global leader in 3D printing software and services, today announced that the company’s Board of Directors has appointed Brigitte de Vet-Veithen as Chief Executive Officer. Brigitte de Vet-Veithen will succeed Fried Vancraen, who co-founded Materialise in 1990 and has served as the company’s CEO for 33 years. Mr. Vancraen will continue to represent Materialise as the new Chairman of the Board of Directors. The leadership transition will become effective on January 1, 2024, as part of the management changes described below.

“We founded Materialise with a mission to create a better and healthier world,” said Mr. Vancraen. “Thirty-three years later, the company has reached an ideal point to bring in new leadership to take us into the future. This transition represents an evolution of leadership, not a departure. I am proud of what we have accomplished through our efforts to improve and save patient lives and to advance the industrial production process with innovative 3D printing solutions. Brigitte has the perfect combination of internal and external experience and has demonstrated a deep commitment to Materialise’s mission and its people. I cannot think of a better person than Brigitte to lead Materialise and to help shape our industry going forward.”

Brigitte de Vet-Veithen is a seasoned business leader with over 30 years of experience across multiple industries. She joined Materialise in 2016 and is currently Executive Vice President of Materialise Medical, which develops software and 3D printing solutions that help improve patient outcomes. Under her leadership, the medical segment grew to become the company’s fastest-growing and most profitable business segment.

“It will be an honor to lead Materialise, a company that helped create and continues to shape the 3D printing industry,” Mrs. de Vet-Veithen said. “As we take this step, I celebrate our roots as 3D printing pioneers, but I am even more excited about our role as pioneers of tomorrow’s possibilities. As 3D printing establishes itself as an essential tool in the production toolbox, Materialise is ideally positioned to capitalize on the tremendous opportunities ahead and to continue driving the growth of our industry.”

Before joining Materialise, Mrs. de Vet-Veithen held various senior management roles at Johnson & Johnson. She was a consultant in the technology industry and led several companies through growth and transformation, including in her role as CEO of Acertys Group. She holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Mr. Vancraen and Mrs. Ingelaere founded Materialise in 1990 with a revolutionary idea to develop 3D printing solutions to solve real-world challenges across a wide range of industries. More than three decades later, Materialise is active in 20 countries, combining the largest group of software developers in the industry with one of the world's largest 3D printing facilities. Materialise became a publicly traded company in 2014 and remains the only Belgian technology company that trades on Nasdaq.

As of January 1, 2024, Mr. Vancraen will continue to provide strategic direction to Materialise and will represent the company as non-executive Chairman of the Board of Directors. In this new role, he will succeed Peter Leys, who has been the Executive Chairman of the Board for 10 years and will continue as a member of the Board. Further, as of January 1, 2024, co-founder Mrs. Ingelaere will step back from her role as Executive Vice President and will focus on her activities as a Board member. Materialise’s Executive Committee will continue its strategic and operational role under the new presidency of Mrs. de Vet-Veithen.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit www.materialise.com

For photos, please visit:  https://mtls.am/corporate

Press contact:

Materialise

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com